SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2012.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.	This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 12, 2012, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2011 and 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 12, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.	The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 12, 2012, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2011 and 2012.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included on page 12 in these documents.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Fiscal year ended March 31, 2012
Total revenues	¥474,055	¥510,921	¥971,541
Income before income taxes and discontinued operations	75,321	87,999	127,698
Net income attributable to ORIX Corporation shareholders	44,694	59,840	83,509
Comprehensive Income attributable to ORIX Corporation shareholders	18,681	44,970	83,653
ORIX Corporation shareholders’ equity	1,316,874	1,415,999	1,380,736
Total assets	8,234,545	8,186,534	8,332,830
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	415.74	556.54	776.76
Diluted (yen)	347.46	465.92	650.34
ORIX Corporation shareholders’ equity ratio (%)	16.0	17.3	16.6
Cash flows from operating activities	167,554	215,733	332,994
Cash flows from investing activities	71,249	272	41,757
Cash flows from financing activities	(252,447)	(279,428)	(318,477)
Cash and cash equivalents at end of period	710,303	719,012	786,892

	Three months ended September 30, 2011	Three months ended September 30, 2012
Total revenues	¥236,271	¥259,510
Net income attributable to ORIX Corporation shareholders	21,457	25,067
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	199.58	233.13

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in fiscal year ended March 31, 2012 related to the operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale without significant continuing involvement as of September 30, 2012 have been reclassified retroactively.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
	3.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the six months ended September 30, 2012, no significant changes were made in the Company and its subsidiaries’ operations.

For the three months ended June 30, 2012, the Company purchased all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation held by Sumitomo Mitsui Banking Corporation, resulting in the reclassification of ORIX Credit Corporation from an equity-method affiliate to a wholly-owned subsidiary of the Company.

2. Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2012 as well as all the other information herein and in that annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of those factors or other factors.

3. Material Contracts

Not applicable.

4. Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Although the global economy appeared to be in a process of a moderate recovery, there are increasing signs of economic slowdown with decelerating growth in emerging economies and lingering European sovereign debt issues. Against this backdrop, 2012 is expected to be a milestone year for politics, with elections scheduled and potential changes in the top leadership of major nations and economic policy of a number of major nations drawing attention.

The United States’ economy is slowly improving as employment and the residential property market make a gradual recovery. Under such circumstances, the Federal Open Market Committee (FOMC) announced its decision to implement a third round of quantitative easing (QE3) and extend forward guidance, enhancing monetary easing.

Although the slowdown in Europe and the United States is constraining China, India and other parts of Asia from serving as an economic growth engine, some countries in Southeast Asia such as Indonesia continue to maintain high growth compared to advanced economies.

Domestic demand in Japan remains robust, owing to underlying support from the Bank of Japan with its additional monetary easing policies and recovery demands from the Great East Japan Earthquake, despite signs of weakness in certain Japanese exporters against the backdrop of persistently strong yen and the economic slowdown of overseas economies. Although the Japanese political situation continues to remain unstable, the current focus of attention is on future economic growth strategies.

Financial Highlights

Financial Results for the Six Months Ended September 30, 2012

Total revenues	¥510,921 million (Up 8% year on year)
Total expenses	¥433,319 million (Up 9% year on year)
Income before income taxes and discontinued operations	¥87,999 million (Up 17% year on year)
Net income attributable to ORIX Corporation Shareholders	¥59,840 million (Up 34% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥556.54 (Up 34% year on year)
(Diluted)	¥465.92 (Up 34% year on year)
ROE (Annualized) *1	8.6% (6.8% during the same period of the previous fiscal year)
ROA (Annualized) *2	1.45% (1.06% during the same period of the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total Revenues for the six-month period ended September 30, 2012 (hereinafter “the second consolidated period”) increased 8% to ¥510,921 million compared to ¥474,055 million during the same period of the previous fiscal year. Interest on loans and investment securities increased due to the consolidation of ORIX Credit Corporation and large collections in the servicing business, life insurance premiums and related investment income increased due to an increase in number of policies in force, and other operating revenues increased mainly due to an increase in revenues from the real estate operating business. Meanwhile, brokerage commissions and net gains on investment securities decreased compared to the same period of the previous fiscal year due to the absence of gains from sales of Aozora Bank shares that were recognized during the same period of the previous fiscal year.

Total expenses increased 9% to ¥433,319 million compared to ¥398,268 million during the same period of the previous fiscal year. Selling, general and administrative expenses increased due to consolidation of ORIX Credit Corporation as well as other corporate acquisitions, and write-downs of securities increased mainly due to an increase in write-downs recorded for non-marketable securities compared to the same period of the previous year. In addition, other operating expenses increased mainly due to the expansion of the real estate operating business. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively.

Equity in net income (loss) of affiliates increased compared to the same period of the previous fiscal year due to the absence of valuation loss for investment in Monex Group Inc. that was recognized during the same period of the previous fiscal year. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due to a revaluation gain resulting from consolidation of ORIX Credit Corporation.

As a result of the foregoing, income before income taxes and discontinued operations for the second consolidated period increased 17% to ¥87,999 million compared to ¥75,321 million during the same period of the previous fiscal year, and Net Income Attributable to ORIX Corporation Shareholders increased 34% to ¥59,840 million compared to ¥44,694 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the six months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Six months ended September 30, 2011		Six months ended September 30, 2012		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥36,060	¥8,556	¥36,135	¥11,753	¥75	0	¥3,197	37
Maintenance Leasing	117,546	18,312	117,403	17,772	(143)	0	(540)	(3)
Real Estate	95,906	3,454	108,044	2,982	12,138	13	(472)	(14)
Investment and Operation	40,166	14,931	49,228	16,408	9,062	23	1,477	10
Retail	79,829	5,850	88,940	23,647	9,111	11	17,797	304
Overseas Business	91,308	29,069	93,287	22,660	1,979	2	(6,409)	(22)

Total	460,815	80,172	493,037	95,222	32,222	7	15,050	19

Difference between Segment Total and Consolidated Amounts	13,240	(4,851)	17,884	(7,223)	4,644	35	(2,372)	0

Total Consolidated Amounts	¥474,055	¥75,321	¥510,921	¥87,999	¥36,866	8	¥12,678	17

Total assets by segment as of March 31, 2012 and September 30, 2012 are as follows:

	Millions of yen
	March 31, 2012		September 30, 2012		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥898,776	10.8	¥897,791	11.0	¥(985)	0
Maintenance Leasing	537,782	6.5	569,207	7.0	31,425	6
Real Estate	1,369,220	16.4	1,269,548	15.5	(99,672)	(7)
Investment and Operation	471,145	5.7	428,457	5.2	(42,688)	(9)
Retail	1,738,454	20.9	1,944,688	23.8	206,234	12
Overseas Business	986,762	11.7	973,862	11.8	(12,900)	(1)

Total	6,002,139	72.0	6,083,553	74.3	81,414	1

Difference between Segment Total and Consolidated Amounts	2,330,691	28.0	2,102,981	25.7	(227,710)	(10)

Total Consolidated Amounts	¥8,332,830	100.0	¥8,186,534	100.0	¥(146,296)	(2)

Segment profits increased 19% to ¥95,222 million compared to ¥80,172 million in the same period of the previous fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for six months ended September 30, 2011, three months ended September 30, 2011 and as of March 31, 2012.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Direct financing lease revenues remained robust, backed by solid new transaction volume and increased average balances, while installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. As a result, segment revenues remained relatively flat compared to the same period of the previous fiscal year at ¥36,135 million.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 37% to ¥11,753 million compared to ¥8,556 million during the same period of the previous fiscal year.

Segment assets remained relatively flat compared to March 31, 2012 at ¥897,791 million as a result of an increase in investment in direct financing leases offsetting declines in installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Production of Japanese companies improved and continues to be in moderate recovery. Although the outlook of the business environment is not optimistic, Maintenance Leasing segment revenue remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues remained robust at ¥117,403 million, a similar level to the same period of the previous fiscal year due to solid revenues from operating leases. Meanwhile, segment expenses increased slightly as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to the same period of the previous fiscal year.

As a result, segment profits decreased 3% to ¥17,772 million compared to ¥18,312 million during the same period of the previous fiscal year.

Segment assets increased 6% compared to March 31, 2012 to ¥569,207 million due to increases in both investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market continues to be in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to acquire new properties. In this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales. The number of condominiums delivered increased to 611 units from 467 units during the same period of the previous fiscal year.

Segment revenues increased 13% to ¥108,044 million compared to ¥95,906 million during the same period of the previous fiscal year due to the abovementioned factors in addition to the increases in revenues from the operating business and gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in operating business expenses, write-downs of securities, and costs of real estate sales despite decreases in provision for doubtful receivables and probable loan losses and interest expenses.

Segment profits decreased 14% to ¥2,982 million compared to ¥3,454 million during the same period of the previous fiscal year due to recognition of gains from sales by the real estate joint venture during the same period of the previous fiscal year.

Segment assets decreased 7% compared to March 31, 2012 to ¥1,269,548 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing, environment and energy-related business, and principal investment.

In terms of the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies have been entering into the power generation business through various ventures such as the mega solar projects. Moreover, ORIX anticipates expanded business opportunities in the loan servicing business when the SME Financing Facilitation Act (commonly known as the loan repayment moratorium law for SMEs) expires on March 31, 2013, which could lead to more non-performing loans owned by financial institutions becoming available for sale.

Segment revenues increased 23% to ¥49,228 million compared to ¥40,166 million during the same period of the previous fiscal year due to an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION that were acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively, despite a decrease in gains on sales of investment securities compared to the same period of the previous fiscal year, where gains on sales of Aozora Bank shares were recorded.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in costs relating to the aforementioned consolidated subsidiaries, write-downs of securities, and write-downs of long-lived assets.

Segment profits increased 10% to ¥16,408 million compared to ¥14,931 million during the same period of the previous fiscal year due to increase in equity in net income (loss) of affiliates.

Segment assets decreased 9% compared to March 31, 2012 to ¥428,457 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force, despite a decrease in insurance-related investment income compared to the same period of the previous fiscal year.

A steady increase of installment loans centered on housing loans was seen in the banking business, and both revenues and profits remained strong.

Card loan business is making both revenue and profit contribution beginning in the three months ended September 30, 2012 due to consolidation of ORIX Credit Corporation.

As a result, segment revenues increased 11% to ¥88,940 million compared to ¥79,829 million during the same period of the previous fiscal year.

Segment expenses increased due to increases in selling, general and administrative expenses as a result of consolidation of ORIX Credit Corporation and provision for doubtful receivables and probable loan losses.

Segment profits increased approximately 300% to ¥23,647 million compared to ¥5,850 million during the same period of the previous fiscal year due to gains associated with the consolidation of ORIX Credit Corporation which was formerly an equity-method affiliate, and the effect of a write-down that was recognized for investment in equity-method affiliate Monex Inc. during the same period of the previous fiscal year.

Segment assets increased 12% compared to March 31, 2012 to ¥1,944,688 million mainly due to an increase in installment loans as a result of consolidation of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States’ economy is slowly improving as employment and the residential property market make a gradual recovery. Meanwhile, although there is some indication of an economic slowdown in China and India, some countries in Southeast Asia such as Indonesia continue to maintain relatively high growth.

Segment revenues increased 2% to ¥93,287 million compared to ¥91,308 million in the same period of the previous fiscal year as a result of strong direct financing leases in Asia and automobile and aircraft operating leases, as well as an increase in gains from sales of loans and fee revenues in the United States compared to the same period of the previous fiscal year, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to the same period of the previous fiscal year due to increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

Segment profits decreased 22% to ¥22,660 million compared to ¥29,069 million during the same period of the previous fiscal year due to decrease in equity in net income (loss) of affiliates.

Segment assets remained relatively flat compared to March 31, 2012 at ¥973,862 million due to sales of loans and municipal bonds in the United States, offsetting an increase in investment in operating leases including aircraft.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

(2) Financial Condition

	As of March 31, 2012		As of September 30, 2012		Change
					Amount		Percent (%)
Total assets (millions of yen)	8,332,830		8,186,534		(146,296)		(2)
(Segment assets)	6,002,139		6,083,553		81,414		1
Total liabilities (millions of yen)	6,874,726		6,693,416		(181,310)		(3)
(Short- and long-term debt)	4,725,453		4,506,415		(219,038)		(5)
(Deposits)	1,103,514		1,128,053		24,539		2
ORIX Corporation shareholders’ equity (millions of yen)	1,380,736		1,415,999		35,263		3
ORIX Corporation shareholders’ equity per share (yen)	12,841.46		13,169.28		327.82		3
ORIX Corporation shareholders’ equity ratio	16.6%		17.3%		0.7%		—
Adjusted ORIX Corporation shareholders’ equity ratio*	18.8%		19.2%		0.4%		—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	3.4	x	3.2	x	(0.2)	x	—
Adjusted D/E ratio*	2.8	x	2.6	x	(0.2)	x	—

*	Adjusted ORIX Corporation shareholders’ equity ratio and adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes certain assets or liabilities attributable to consolidated VIEs and reverses the cumulative effect on our retained earnings of applying the accounting standards for the consolidation of VIE’s under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, see “5. Non-GAAP Financial Measures.”

Total assets decreased 2% to ¥8,186,534 million from ¥8,332,830 million on March 31, 2012. Investment in operating leases increased primarily due to strong auto leasing in Japan and aircraft leasing overseas. In addition, installment loans increased as a result of consolidation of ORIX Credit Corporation. On the other hand, cash and cash equivalents decreased, and investment in securities also decreased primarily due to sales and redemption of debt securities such as corporate bonds. Segment assets increased 1% compared to March 31, 2012 to ¥6,083,553 million. For more information about assets attributed to segment assets, see Note 19 “Segment Information.”

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2012.

ORIX Corporation shareholders’ equity increased 3% compared to March 31, 2012 to ¥1,415,999 million primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. In setting funding strategies, we prioritize funding stability and maintaining adequate liquidity and formulate our funding strategies to control our liquidity risks and to minimize the effects of volatility in financial markets. In preparing our management plan, we consider asset mix and size in light of expected cash flows, asset liquidity and our own liquidity situation. In actual implementation, we adjust our funding plans timely based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexible funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain an adequate level of liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including those from short- and long-term debt and deposits on a consolidated basis was ¥5,634,468 million as of September 30, 2012.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks, life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2012. Procurement from the capital markets was composed of bonds including unsecured convertible bonds, medium term notes, commercial paper, and payables under securitized leases, loan receivables and investment in securities (including asset backed securities). Three domestic and overseas subsidiaries accept deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and further diversified funding resources, during the six months ended September 30, 2012, we secured longer borrowing maturities from a range of domestic financial institutions, issued domestic straight bonds to institutional and retail investors, issued asset backed securities, distributed Australian dollar-denominated medium-term notes, and issued Korean won-denominated bonds in the Korean capital markets. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2012	September 30, 2012
Borrowings from financial institutions	¥275,580	¥185,301
Notes	1,955	1,887
Commercial paper	180,438	168,845

Total	¥457,973	¥356,033

Short-term debt as of September 30, 2012 was ¥356,033 million, which accounted for 8% of the total amount of short and long-term debt (excluding deposits) as compared to 10% as of March 31, 2012.

While the amount of short-term debt as of September 30, 2012 was ¥356,033 million, we believe we maintained an adequate level of liquidity partially because the sum of cash and cash equivalents and the unused amount of the committed credit facilities as of September 30, 2012 was ¥1,136,805 million.

(b) Long-term debt

	Millions of yen
	March 31, 2012	September 30, 2012
Borrowings from financial institutions	¥2,001,727	¥2,060,593
Bonds	1,330,137	1,300,387
Medium-term notes	60,911	57,412
Payable under securitized lease and loan receivables and investment in securities	874,705	731,990

Total	¥4,267,480	¥4,150,382

The balance of long-term debt as of September 30, 2012 was ¥4,150,382 million, which accounted for 92% of the total amount of short and long-term debt (excluding deposits) as compared to 90% as of March 31, 2012. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 91% as of September 30, 2012 as compared to 88% as of March 31, 2012. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2012	September 30, 2012
Deposits	¥1,103,514	¥1,128,053

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation, ORIX Savings Bank, and ORIX Asia Limited accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents decreased by ¥67,880 million to ¥719,012 million compared to March 31, 2012.

Cash flows from operating activities provided ¥215,733 million in the six months ended September 30, 2012, up from ¥167,554 million during the same period of the previous fiscal year, resulting from an increase in net income and a decrease in restricted cash, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans) compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥272 million in the six months ended September 30, 2012, down from ¥71,249 million during the same period of the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired and purchases of lease equipment.

Cash flows from financing activities used ¥279,428 million in the six months ended September 30, 2012, while having used ¥252,447 million during the same period of the previous fiscal year. This change was due to a net decrease in debt with maturities of three months or less for the six months ended September 30, 2012.

(5) Challenges to be addressed

There were no significant changes for the six months ended September 30, 2012.

(6) Research and Development Activity

There were no significant changes for the six months ended September 30, 2012.

(7) Major facilities

There were no significant changes in major facilities for the six months ended September 30, 2012.

5.	Non-GAAP Financial Measures

The sections in “(2) Financial Condition” and “(3) Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of September 30, 2012, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude assets and liabilities attributable to consolidated VIEs as a supplement to financial information calculated in accordance with U.S. GAAP enhances the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2012
		As of March 31,		As of September 30,
		(Millions of yen, except percentage data)
Total assets	(a)	8,332,830		8,186,534
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		731,990
Adjusted total assets	(b)	7,458,125		7,454,544

Short-term debt	(c)	457,973		356,033
Long-term debt	(d)	4,267,480		4,150,382
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		731,990
Adjusted long-term debt	(e)	3,392,775		3,418,392
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,725,453		4,506,415
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,850,748		3,774,425
ORIX Corporation shareholders’ equity	(h)	1,380,736		1,415,999
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(19,248)		(18,249)
Adjusted ORIX Corporation shareholders’ equity	(i)	1,399,984		1,434,248
ORIX Corporation shareholders’ equity ratio	(h)/(a)	16.6%		17.3%
Adjusted ORIX Corporation shareholders’ equity ratio	(i)/(b)	18.8%		19.2%
D/E ratio	(f)/(h)	3.4	x	3.2	x
Adjusted D/E ratio	(g)/(i)	2.8	x	2.6	x
Long-term debt ratio	(d)/(f)	90%		92%
Adjusted long-term debt ratio	(e)/(g)	88%		91%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

6.	Company Stock Information

(The following disclosure in this section is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Information of Issued Shares, Common Stock and Additional Paid-in Capital

The information of the number of issued shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2012 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2012	Increase, net	September 30, 2012	Increase, net	September 30, 2012
0	110,254	¥0	¥144,026	¥0	¥171,205

Note:	*1	Common stock and additional paid-in capital have been increased by the exercise of acquisition rights.

(2) List of Major Shareholders

The following is a list of major shareholders based on our share registry as of September 30, 2012:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	13,342	12.10%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	11,347	10.29
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1-8-11, Harumi, Chuo-ku, Tokyo	4,851	4.40
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS 338 Pitt Street Sydney Nsw 2000 Australia	4,164	3.77
The Chase Manhattan Bank 385036 360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.	3,917	3.55
State Street Bank and Trust Company P.O. BOX 351 Boston, MA 02101 U.S.A.	3,039	2.75
State Street Bank and Trust Company 505225 P.O. BOX 351 Boston, MA 02101 U.S.A.	1,720	1.56
Northern Trust Co. AVFC Re Fidelity Funds 50 Bank Street Canary Wharf London E14 5NT, UK	1,499	1.36
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension ONE Boston Place Boston, MA 02108	1,327	1.20
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS 388 Greenwich Street New York, NY 10013 USA	1,292	1.17

	46,503	42.17%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

(b)	The Company has 2,731 thousands of shares of treasury stocks (2.47%) as of September 30, 2012, which is not included in the List of Major Shareholders above.

(c)	Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. jointly filed an amended large shareholder report as required under Japanese regulations on April 19, 2012 that shows their share holdings of the Company as of April 13, 2012. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2012.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Sumitomo Mitsui Trust Bank, Limited *1	7,155	6.49%
Sumitomo Mitsui Trust Asset Management Co., Ltd. *2	337	0.31
Nikko Asset Management Co., Ltd. *3	1,570	1.42

Total	9,063	8.21%

*	1, 2, 3 The number of shares and percentage of total shares issued held by Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. include the potential shares.

(d)	JPMorgan Asset Management (Japan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Investment Management Inc., JF Asset Management Limited, J.P. Morgan Whitefriars Inc., JPMorgan Chase Bank, National Association, JPMorgan Securities Japan Co., Ltd. and J.P. Morgan Securities plc. jointly filed an amended large shareholder report as required under Japanese regulations on July 23, 2012 that shows their share holdings of the Company as of July 13, 2012. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2012.

Name	Number of shares held (in thousands)	Percentage of total shares issued
JPMorgan Asset Management (Japan) Limited	3,828	3.47%
JPMorgan Asset Management (UK) Limited *4	1,580	1.43
J.P. Morgan Investment Management Inc. *5	1,025	0.93
JF Asset Management Limited	236	0.21
J.P. Morgan Whitefriars Inc.	294	0.27
JPMorgan Chase Bank, National Association	251	0.23
JPMorgan Securities Japan Co., Ltd.	598	0.54
J.P. Morgan Securities plc. *6	375	0.34

Total	8,190	7.37%

*	4, 5, 6 The number of shares and percentage of total shares issued held by JPMorgan Asset Management (UK) Limited, J.P. Morgan Investment Management Inc. and J.P. Morgan Securities plc. include the potential shares.

(e)	Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. jointly filed an amended large shareholder report as required under Japanese regulations on September 7, 2012 that shows their share holdings of the Company as of August 31, 2012. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2012.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Nomura Securities Co., Ltd. *7	273	0.24%
NOMURA INTERNATIONAL PLC *8	3,031	2.67
Nomura Asset Management Co., Ltd. *9	4,499	4.08

Total	7,803	6.77%

*	7, 8, 9 The number of shares and percentage of total shares issued held by Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. include the potential shares.

(f)	Mizuho Securities Co., Ltd., Mizuho Trust & Banking co., Ltd., Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd. jointly filed an amended large shareholder report as required under Japanese regulations on October 5, 2012 that shows their share holdings of the Company as of September 28, 2012. The following information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held against our share registry as of September 30, 2012.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Mizuho Securities Co., Ltd. *10	1,912	1.71%
Mizuho Trust & Banking Co., Ltd.	3,128	2.79
Mizuho Asset Management Co., Ltd. *11	564	0.50
Shinko Asset Management Co., Ltd.	128	0.11

Total	5,733	5.12%

*	10, 11 The number of shares and percentage of total shares issued held by Mizuho Securities Co., Ltd. and Mizuho Asset Management Co., Ltd. include the potential shares.

7.	Information of the Directors and the Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2012 and September 30, 2012, the personnel changes of the directors and the executive officers are as follows:

(1) New Executive Officer

Name	Title	Areas of duties	The day of appointment	Shareholdings as of September 30, 2012
Yuki Ohshima	Corporate Executive Vice President	Head of Global Business and Alternative Investment Headquarters Regional Director for China	September 10, 2012	4,050

(2) Changes of Position

Name	New Position	Ex-Position	The day of changes
Komei Ikebukuro	Executive Officer Responsible for Group Legal and Compliance Department Responsible for Group Internal Audit Department	Executive Officer Responsible for Legal and Compliance Department Responsible for Group Internal Audit Department	July 1, 2012

Kazuo Kojima	Director and Corporate Executive Vice President Responsible for Investment and Operation Headquarters	Director and Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters	September 10, 2012

Katsutoshi Kadowaki	Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters Head of Tokyo Sales President, NS Lease Co., Ltd.	Corporate Senior Vice President Deputy Head of Domestic Sales Administrative Headquarters: Head of District Sales	September 10, 2012

Hideo Ichida	Executive Officer Domestic Sales Administrative Headquarters: General Manager, Overseas New Business Development and Promotion Department	Executive Officer Head of Global Business Administrative Headquarters	September 10, 2012

Yasuyuki Ijiri	Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales	Executive Officer Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	September 10, 2012

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2012	September 30, 2012
Cash and Cash Equivalents	¥786,892	¥719,012
Restricted Cash	123,295	102,291
Time Deposits	24,070	8,998
Investment in Direct Financing Leases	900,886	924,063
Installment Loans	2,769,898	2,776,951

(The amounts of ¥19,397 million of installment loans as of March 31, 2012 and ¥11,619 million of installment loans as of September 30, 2012 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(117,519)
Investment in Operating Leases	1,309,998	1,368,325
Investment in Securities	1,147,390	1,067,705
Other Operating Assets	206,109	212,522
Investment in Affiliates	331,717	293,566
Other Receivables	188,108	178,658
Inventories	79,654	61,872
Prepaid Expenses	39,547	43,990
Office Facilities	123,338	118,212
Other Assets	438,516	427,888

Total Assets	¥8,332,830	¥8,186,534

Note	1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
	2:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2012	September 30, 2012
Cash and Cash Equivalents	¥11,836	¥10,264
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	232,575	224,851
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	709,863	564,814
Investment in Operating Leases	269,267	215,538
Investment in Securities	50,059	37,514
Investment in Affiliates	13,899	13,860
Other	91,240	85,784

	¥1,378,739	¥1,152,625

	Millions of yen
Liabilities and Equity	March 31, 2012	September 30, 2012
Liabilities:
Short-Term Debt	¥457,973	¥356,033
Deposits	1,103,514	1,128,053
Trade Notes, Accounts Payable and Other Liabilities	290,466	290,358
Accrued Expenses	110,057	100,954
Policy Liabilities	405,017	412,097
Current and Deferred Income Taxes	98,127	118,601
Security Deposits	142,092	136,938
Long-Term Debt	4,267,480	4,150,382

Total Liabilities	6,874,726	6,693,416

Redeemable Noncontrolling Interests	37,633	37,728

Commitments and Contingent Liabilities
Equity:
Common Stock	144,026	144,026
Additional Paid-in Capital	179,223	179,410
Retained Earnings	1,202,450	1,252,467
Accumulated Other Comprehensive Income (Loss)	(96,056)	(111,015)
Treasury Stock, at Cost	(48,907)	(48,889)

ORIX Corporation Shareholders’ Equity	1,380,736	1,415,999

Noncontrolling Interests	39,735	39,391

Total Equity	1,420,471	1,455,390

Total Liabilities and Equity	¥8,332,830	¥8,186,534

Note	1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
	2:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2012	September 30, 2012
Short-Term Debt	¥1,233	¥1,164
Trade Notes, Accounts Payable and Other Liabilities	8,120	7,612
Security Deposits	8,333	6,005
Long-Term Debt	1,039,927	853,171
Other	5,829	4,891

	¥1,063,442	¥872,843

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Revenues:
Direct financing leases	¥25,099	¥26,380
Operating leases	145,248	147,518
Interest on loans and investment securities	75,473	78,701
Brokerage commissions and net gains on investment securities	18,949	13,264
Life insurance premiums and related investment income	63,425	66,976
Real estate sales	16,202	18,332
Gains on sales of real estate under operating leases	253	2,695
Other operating revenues	129,406	157,055

Total revenues	474,055	510,921

Expenses:
Interest expense	57,096	52,671
Costs of operating leases	91,909	96,862
Life insurance costs	45,229	46,600
Costs of real estate sales	16,561	20,945
Other operating expenses	77,254	93,370
Selling, general and administrative expenses	92,999	104,614
Provision for doubtful receivables and probable loan losses	8,787	2,803
Write-downs of long-lived assets	1,900	4,137
Write-downs of securities	6,629	11,676
Foreign currency transaction loss (gain), net	(96)	(359)

Total expenses	398,268	433,319

Operating Income	75,787	77,602

Equity in Net Income (Loss) of Affiliates	(2,809)	6,980
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	2,343	3,417

Income before Income Taxes and Discontinued Operations	75,321	87,999
Provision for Income Taxes	29,495	26,473

Income from Continuing Operations	45,826	61,526

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Discontinued Operations:
Income from discontinued operations, net	1,629	2,711
Provision for income taxes	(655)	(1,023)

Discontinued operations, net of applicable tax effect	974	1,688

Net Income	46,800	63,214

Net Income Attributable to the Noncontrolling Interests	841	1,887

Net Income Attributable to the Redeemable Noncontrolling Interests	1,265	1,487

Net Income Attributable to ORIX Corporation Shareholders	¥44,694	¥59,840

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥43,513	¥58,152
Discontinued operations	1,181	1,688
Net income attributable to ORIX Corporation shareholders	44,694	59,840

	Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥404.76	¥540.84
Discontinued operations	10.98	15.70
Net income attributable to ORIX Corporation shareholders	415.74	556.54

Diluted:
Income from continuing operations	¥338.51	¥452.96
Discontinued operations	8.95	12.96
Net income attributable to ORIX Corporation shareholders	347.46	465.92

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Revenues:
Direct financing leases	¥12,429	¥12,995
Operating leases	74,544	75,171
Interest on loans and investment securities	38,171	39,845
Brokerage commissions and net gains on investment securities	11,700	6,528
Life insurance premiums and related investment income	32,264	34,469
Real estate sales	5,199	5,828
Gains on sales of real estate under operating leases	88	2,380
Other operating revenues	61,876	82,294

Total revenues	236,271	259,510

Expenses:
Interest expense	27,815	25,269
Costs of operating leases	46,233	50,178
Life insurance costs	23,498	24,761
Costs of real estate sales	5,485	7,543
Other operating expenses	37,352	50,530
Selling, general and administrative expenses	43,302	53,587
Provision for doubtful receivables and probable loan losses	5,274	1,589
Write-downs of long-lived assets	380	2,817
Write-downs of securities	2,940	2,468
Foreign currency transaction loss (gain), net	(58)	(18)

Total expenses	192,221	218,724

Operating Income	44,050	40,786

Equity in Net Income (Loss) of Affiliates	(9,072)	(396)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	2,527	304

Income before Income Taxes and Discontinued Operations	37,505	40,694
Provision for Income Taxes	14,540	13,887

Income from Continuing Operations	22,965	26,807

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Discontinued Operations:
Income (Loss) from discontinued operations, net	(551)	742
Provision for income taxes	210	(282)

Discontinued operations, net of applicable tax effect	(341)	460

Net Income	22,624	27,267

Net Income Attributable to the Noncontrolling Interests	702	1,411

Net Income Attributable to the Redeemable Noncontrolling Interests	465	789

Net Income Attributable to ORIX Corporation Shareholders	¥21,457	¥25,067

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥21,531	¥24,607
Discontinued operations	(74)	460
Net income attributable to ORIX Corporation shareholders	21,457	25,067

	Yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥200.27	¥228.85
Discontinued operations	(0.69)	4.28
Net income attributable to ORIX Corporation shareholders	199.58	233.13

Diluted:
Income from continuing operations	¥167.51	¥192.14
Discontinued operations	(0.56)	3.53
Net income attributable to ORIX Corporation shareholders	166.95	195.67

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Net Income	¥46,800	¥63,214

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(5,683)	3,445
Net change of defined benefit pension plans	116	179
Net change of foreign currency translation adjustments	(27,417)	(23,116)
Net change of unrealized gains (losses) on derivative instruments	666	676

Total other comprehensive income (loss)	(32,318)	(18,816)

Comprehensive Income	14,482	44,398

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(2,638)	93

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,561)	(665)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥18,681	¥44,970

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Net Income	¥22,624	¥27,267

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(5,717)	4,290
Net change of defined benefit pension plans	(50)	70
Net change of foreign currency translation adjustments	(20,405)	(4,308)
Net change of unrealized gains (losses) on derivative instruments	1,401	82

Total other comprehensive income (loss)	(24,771)	134

Comprehensive Income (Loss)	(2,147)	27,401

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(2,652)	811

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,362)	43

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥1,867	¥26,547

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2011

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥143,995	¥179,137	¥1,141,559	¥(96,180)	¥(49,170)	¥1,319,341	¥21,687	¥1,341,028

Cumulative effect of change in accounting principle*			(12,759)			(12,759)	0	(12,759)
Contribution to Subsidiaries						0	20,895	20,895
Transaction with noncontrolling interests		42				42	(259)	(217)
Comprehensive income (loss), net of tax:
Net income			44,694			44,694	841	45,535
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(5,755)		(5,755)	72	(5,683)
Net change of defined benefit pension plans				116		116	0	116
Net change of foreign currency translation adjustments				(21,046)		(21,046)	(3,545)	(24,591)
Net change of unrealized gains (losses) on derivative instruments				672		672	(6)	666

Total other comprehensive income (loss)						(26,013)	(3,479)	(29,492)

Total comprehensive income (loss)						18,681	(2,638)	16,043

Cash dividends			(8,599)			(8,599)	(1,411)	(10,010)
Conversion of convertible bond	1	1				2	0	2
Exercise of stock options	11	11				22	0	22
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		(46)	23		168	145	0	145

Ending balance	¥144,007	¥179,145	¥1,164,918	¥(122,193)	¥(49,003)	¥1,316,874	¥38,274	¥1,355,148

*	Cumulative effect of change in accounting principle represents the cumulative effect of the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)).

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

Six months ended September 30, 2012

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to Subsidiaries						0	205	205
Transaction with noncontrolling interests		91		(89)		2	(143)	(141)
Comprehensive income (loss), net of tax:
Net income			59,840			59,840	1,887	61,727
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				3,226		3,226	219	3,445
Net change of defined benefit pension plans				178		178	1	179
Net change of foreign currency translation adjustments				(18,951)		(18,951)	(2,013)	(20,964)
Net change of unrealized gains (losses) on derivative instruments				677		677	(1)	676

Total other comprehensive income (loss)						(14,870)	(1,794)	(16,664)

Total comprehensive income						44,970	93	45,063

Cash dividends			(9,676)			(9,676)	(499)	(10,175)
Other, net		96	(147)		18	(33)	0	(33)

Ending balance	¥144,026	¥179,410	¥1,252,467	¥(111,015)	¥(48,889)	¥1,415,999	¥39,391	¥1,455,390

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Cash Flows from Operating Activities:
Net income	¥46,800	¥63,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,140	87,085
Provision for doubtful receivables and probable loan losses	8,787	2,803
Increase (Decrease) in policy liabilities	(1,675)	7,080
Equity in net (income) loss of affiliates (excluding interest on loans)	3,581	(6,656)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(2,343)	(3,417)
Gains on sales of available-for-sale securities	(7,702)	(1,942)
Gains on sales of real estate under operating leases	(253)	(2,695)
Gains on sales of operating lease assets other than real estate	(9,075)	(6,922)
Write-downs of long-lived assets	1,900	4,137
Write-downs of securities	6,629	11,676
Decrease (Increase) in restricted cash	(8,299)	32,549
Decrease (Increase) in trading securities	31,603	(2,148)
Decrease in inventories	3,580	16,155
Decrease in other receivables	8,021	23,169
Increase (Decrease) in trade notes, accounts payable and other liabilities	14,301	(7,829)
Other, net	(10,441)	(526)

Net cash provided by operating activities	167,554	215,733

Cash Flows from Investing Activities:
Purchases of lease equipment	(289,528)	(367,191)
Principal payments received under direct financing leases	181,826	182,845
Installment loans made to customers	(344,536)	(403,978)
Principal collected on installment loans	472,681	511,504
Proceeds from sales of operating lease assets	90,471	86,014
Investment in affiliates, net	8,548	(12,443)
Proceeds from sales of investment in affiliates	2,864	32
Purchases of available-for-sale securities	(365,608)	(357,763)
Proceeds from sales of available-for-sale securities	186,402	217,862
Proceeds from redemption of available-for-sale securities	157,051	191,688
Purchases of held-to-maturity securities	0	(15,006)
Purchases of other securities	(33,630)	(12,054)
Proceeds from sales of other securities	8,322	12,442
Purchases of other operating assets	(9,960)	(8,797)
Acquisitions of subsidiaries, net of cash acquired	60	(40,131)
Sales of subsidiaries, net of cash disposed	1,107	0
Other, net	5,179	15,248

Net cash provided by investing activities	71,249	272

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(65,792)	(128,769)
Proceeds from debt with maturities longer than three months	587,641	766,185
Repayment of debt with maturities longer than three months	(777,265)	(934,211)
Net increase in deposits due to customers	2,660	26,109
Cash dividends paid to ORIX Corporation shareholders	(8,599)	(9,676)
Contribution from noncontrolling interests	20,258	0
Net decrease in call money	(10,000)	0
Other, net	(1,350)	934

Net cash used in financing activities	(252,447)	(279,428)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(8,180)	(4,457)

Net decrease in Cash and Cash Equivalents	(21,824)	(67,880)

Cash and Cash Equivalents at Beginning of Period	732,127	786,892

Cash and Cash Equivalents at End of Period	¥710,303	¥719,012

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our March 31, 2012 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the net actuarial loss is fully amortized over a certain term within the average remaining service period of employees. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the investor or transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥404,818 million and ¥407,124 million as of March 31, 2012 and September 30, 2012, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months ended September 30, 2011 and 2012 amounted to ¥3,648 million and ¥3,296 million, respectively.

Amortization charged to income for the three months ended September 30, 2011 and 2012 amounted to ¥1,821 million and ¥1,815 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other securities to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other securities is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 39.2% and 30.3% for the six months ended September 30, 2011 and 2012, respectively. These rates are 38.8% and 34.2% for the three months ended September 30, 2011 and 2012, respectively. For the six months ended September 30, 2011, the Company and its subsidiaries in Japan were subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. For the six months ended September 30, 2012, as a result of the tax reforms as discussed in the following paragraph, the National Corporation tax was reduced from 30% to approximately 28% and accordingly, the statutory income tax rate was reduced to approximately 38.3%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan and reversal of undistributed earnings of affiliates.

On November 30, 2011, the bill for reconstruction funding after the March 11, 2011 Great East Japan Earthquake and the bill for the 2011 tax reform were approved by the National Diet of Japan. From fiscal years beginning on or after April 1, 2012, the Japanese corporation tax rate is reduced, and as a result, the statutory income tax rate for fiscal years beginning between April 1, 2012 and March 31, 2015 is reduced to approximately 38.3%. The rate for fiscal years beginning on or after April 1, 2015 will be reduced to approximately 35.9%. In addition, tax loss carry-forward rules are amended. The Carry-forward period is extended to nine years, compared to seven years under the pre-amendment rules. Further, the deductible amount is limited to 80% of taxable income for the year, while total amount of taxable income for the year was available for the deduction under the pre-amendment rules. The amendment to the carry-forward period is applicable for tax losses incurred in fiscal years ending on or after April 1, 2008 and the amendment to the deductible amount is applicable for fiscal years beginning on or after April 1, 2012.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain consolidated subsidiaries have elected to file a consolidated tax return.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, and the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2012 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

The Company decided to split each share of its common stock into ten shares with the record date of March 31, 2013, and to amend the one unit number of shares from ten shares to one hundred shares at the meeting of the Board of Directors held on October 26, 2012. The effective date of the stock split and amendment to the number of shares that constitute one unit is April 1, 2013.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans, trust accounts under securitization programs and others.

(q) Installment loans

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2012 and September 30, 2012 were ¥20,145 million and ¥11,619 million, respectively. There were ¥19,397 million and ¥11,619 million of loans held for sale as of March 31, 2012 and September 30, 2012, measured at fair value by electing the fair value option.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,765 million and ¥42,550 million as of March 31, 2012 and September 30, 2012, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of leased assets, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2012, and September 30, 2012, advance and/or progress payments were ¥69,816 million and ¥55,514 million, respectively, and finished goods were ¥9,838 million and ¥6,358 million, respectively.

For the six months ended September 30, 2011 and 2012, a certain subsidiary recorded ¥510 million and ¥3,377 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. The amounts of such write-downs for the three months ended September 30, 2011 and 2012 were ¥245 million and ¥1,582 million, respectively. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥39,492 million and ¥40,566 million as of March 31, 2012 and September 30, 2012, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria-either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. The Company and its subsidiaries adopted Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2012. According to ASU 2011-08, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥95,811 million and ¥104,176 million as of March 31, 2012 and September 30, 2012, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option NotesTM.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior period financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the six months ended September 30, 2011 was a decrease of ¥641 million in income from continuing operations and net income attributable to ORIX Corporation shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation shareholders for the six months ended September 30, 2011 decreased by ¥5.96 and ¥4.85, respectively. The effect of the retrospective adoption on financial results for the three months ended September 30, 2011 was a decrease of ¥225 million in income from continuing operations and net income attributable to ORIX Corporation shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation shareholders for the three months ended September 30, 2011 decreased by ¥2.09 and ¥1.70, respectively.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. The Company and its subsidiaries adopted these Updates on April 1, 2012. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate-a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Update is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. The Update is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Update only relates to certain disclosure requirements and its adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2012, Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity first to assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived asset is impaired, then the entity is not required to calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. The Update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this Update will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Certain amounts in fiscal 2012 consolidated financial statements have been reclassified to conform to fiscal 2013 presentation.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”—ASC 820 (“Fair Value Measurement”)) on January 1, 2012. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRS. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and September 30, 2012:

March 31, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical assets or liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*	¥19,397	¥0	¥19,397	¥0
Trading securities	12,817	384	12,433	0
Available-for-sale securities	886,487	173,056	469,776	243,655
Japanese and foreign government bond securities	220,915	105,353	115,562	0
Japanese prefectural and foreign municipal bond securities	57,359	33	57,326	0
Corporate debt securities	280,222	0	277,310	2,912
Specified bonds issued by SPEs in Japan	139,152	0	0	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,328	0	2,147	93,181
Other debt securities	8,410	0	0	8,410
Equity securities	85,101	67,670	17,431	0
Other securities	5,178	0	5,178	0
Investment funds	5,178	0	5,178	0
Derivative assets	17,212	649	11,270	5,293
Interest rate swap agreements	4,624	0	4,624	0
Options held, caps held, and other	5,924	0	631	5,293
Futures, foreign exchange contracts	1,027	649	378	0
Foreign currency swap agreements	5,540	0	5,540	0
Credit derivatives held	97	0	97	0

	¥941,091	¥174,089	518,054	¥248,948

Financial Liabilities:
Derivative liabilities	¥16,659	¥412	¥16,247	¥0
Interest rate swap agreements	1,277	0	1,277	0
Options written and other	4,430	0	4,430	0
Futures, foreign exchange contracts	5,497	412	5,085	0
Foreign currency swap agreements	5,432	0	5,432	0
Credit derivatives held	23	0	23	0

	¥16,659	¥412	¥16,247	¥0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments-Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2012, were ¥18,326 million and ¥19,397 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,071 million. There were no loans held for sale that are 90 days or more past due, in non-accrual status, or both.

September 30, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*	¥11,619	¥0	¥11,619	¥0
Trading securities	14,204	38	14,166	0
Available-for-sale securities	791,472	158,047	453,655	179,770
Japanese and foreign government bond securities	267,754	100,351	167,403	0
Japanese prefectural and foreign municipal bond securities	53,050	33	53,017	0
Corporate debt securities	216,411	0	214,467	1,944
Specified bonds issued by SPEs in Japan	101,512	0	0	101,512
CMBS and RMBS in the U.S., and other asset-backed securities	69,830	0	1,953	67,877
Other debt securities	8,437	0	0	8,437
Equity securities	74,478	57,663	16,815	0
Other securities	2,463	0	2,463	0
Investment funds	2,463	0	2,463	0
Derivative assets	19,314	891	12,716	5,707
Interest rate swap agreements	4,660	0	4,660	0
Options held and other	7,324	0	1,617	5,707
Futures, foreign exchange contracts	1,766	891	875	0
Foreign currency swap agreements	4,995	0	4,995	0
Credit derivatives held	569	0	569	0

	¥839,072	¥158,976	¥494,619	¥185,477

Financial Liabilities:
Derivative liabilities	¥10,672	¥878	¥9,794	¥0
Interest rate swap agreements	1,480	0	1,480	0
Options written and other	5,305	0	5,305	0
Futures, foreign exchange contracts	1,948	878	1,070	0
Foreign currency swap agreements	1,874	0	1,874	0
Credit derivatives held/written	65	0	65	0

	¥10,672	¥878	¥9,794	¥0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥306 million and ¥168 million for the six months ended September 30, 2012 and for the three months ended September 30, 2012, respectively. No gains or losses were recognized in earning during the six months ended September 30, 2012 and for the three months ended September 30, 2012, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at September 30, 2012, are ¥10,909 million and ¥11,619 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥710 million. There are no loans held for sale that are 90 days or more past due, in non-accrual status, or both.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the six months ended September 30, 2011, there were no significant transfers between Level 1 and Level 2. For the six months ended September 30, 2012, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2011 and 2012:

Six months ended September 30, 2011

	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at September 30, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2011 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	315,676	(1,331)	(2,571)	(3,902)	39,335	(325)	(57,875)	0	292,909	(1,509)
Corporate debt securities	2,573	(68)	186	118	2,003	0	(2,013)	0	2,681	(71)
Specified bonds issued by SPEs in Japan	222,314	(1,875)	2,148	273	0	0	(42,396)	0	180,191	(1,875)
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	612	(4,121)	(3,509)	31,641	(325)	(13,466)	0	99,624	437
Other debt securities	5,506	0	(784)	(784)	5,691	0	0	0	10,413	0
Derivative assets and liabilities (net)	2,946	307	0	307	0	0	0	0	3,253	307
Options held/written, caps held and other	3,134	129	0	129	0	0	0	0	3,263	129
Credit derivatives held/written	(188)	178	0	178	0	0	0	0	(10)	178

Six months ended September 30, 2012

	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at September 30, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	243,655	(2,173)	(1,405)	(3,578)	11,182	(852)	(70,637)	0	179,770	(2,502)
Corporate debt securities	2,912	(665)	89	(576)	102	(204)	(290)	0	1,944	(599)
Specified bonds issued by SPEs in Japan	139,152	(1,696)	(256)	(1,952)	5,419	(9)	(41,098)	0	101,512	(1,705)
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	188	(1,265)	(1,077)	5,661	(639)	(29,249)	0	67,877	(198)
Other debt securities	8,410	0	27	27	0	0	0	0	8,437	0
Derivative assets and liabilities (net)	5,293	414	0	414	0	0	0	0	5,707	414
Options held, caps held and other	5,293	414	0	414	0	0	0	0	5,707	414

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions and net gains on investment securities”, “write-downs of securities” or “life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2011 and 2012:

Three months ended September 30, 2011

	Millions of yen
	Balance at June 30, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at September 30, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2011 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	289,867	(1,927)	(2,232)	(4,159)	29,608	(161)	(22,246)	0	292,909	(1,939)
Corporate debt securities	1,149	(50)	135	85	1,452	0	(5)	0	2,681	(50)
Specified bonds issued by SPEs in Japan	196,271	(1,965)	339	(1,626)	0	0	(14,454)	0	180,191	(1,964)
CMBS and RMBS in the U.S., and other asset-backed securities	81,261	88	(1,933)	(1,845)	28,156	(161)	(7,787)	0	99,624	75
Other debt securities	11,186	0	(773)	(773)	0	0	0	0	10,413	0
Derivative assets and liabilities (net)	2,406	847	0	847	0	0	0	0	3,253	847
Options held/written, caps held and other	2,633	630	0	630	0	0	0	0	3,263	630
Credit derivatives held/written	(227)	217	0	217	0	0	0	0	(10)	217

Three months ended September 30, 2012

	Millions of yen
	Balance at June 30, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at September 30, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	219,005	(2,402)	(398)	(2,800)	4,011	(843)	(39,603)	0	179,770	(2,701)
Corporate debt securities	2,629	(672)	269	(403)	102	(204)	(180)	0	1,944	(606)
Specified bonds issued by SPEs in Japan	119,851	(1,494)	(478)	(1,972)	1,834	0	(18,201)	0	101,512	(1,494)
CMBS and RMBS in the U.S., and other asset-backed securities	88,257	(236)	(358)	(594)	2,075	(639)	(21,222)	0	67,877	(601)
Other debt securities	8,268	0	169	169	0	0	0	0	8,437	0
Derivative assets and liabilities (net)	5,128	579	0	579	0	0	0	0	5,707	579
Options held and other	5,128	579	0	579	0	0	0	0	5,707	579

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions and net gains on investment securities”, “write-downs of securities” or “life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2012 and September 30, 2012. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥9,715	¥0	¥0	¥9,715
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	0	0	73,319
Investment in operating leases and other operating assets	16,159	0	0	16,159
Land and buildings undeveloped or under construction	20,445	0	0	20,445
Certain investment in affiliates	15,660	10,775	0	4,885

	¥135,298	¥10,775	¥0	¥124,523

September 30, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥64,621	¥0	¥0	¥64,621
Investment in operating leases and other operating assets	15,809	0	0	15,809
Land and buildings undeveloped or under construction	5,990	0	0	5,990
Certain investment in affiliates	5,488	0	0	5,488

	¥91,908	¥0	¥0	¥91,908

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques such as internally developed models or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities such as current conditions of the assets or liabilities as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and other operating assets and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities, Unlisted securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as Level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that overall trading activity has tended to increase but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporate significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 (“Financial Services—Investment Companies”) and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a recurring basis as of March 31, 2012 and September 30, 2012.

	March 31, 2012
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥1,088	Discounted cash flows	Discount rate	2.9% – 7.5% (4.9%)
	1,824	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	118,624	Discounted cash flows	Discount rate	1.0% – 13.0% (4.0%)
	20,528	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	63,436	Discounted cash flows	Discount rate	2.7% – 44.1% (11.2%)
			Probability of default	0.0% – 6.1% (0.9%)
	29,745	Appraisals/Broker quotes	—	—
Other debt securities	8,410	Discounted cash flows	Discount rate	12.5% (12.5%)
Derivative assets
Options held, caps held and other	5,293	Discounted cash flows	Discount rate	10.0% – 15.0% (12.0%)

	¥248,948

	September 30, 2012
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥485	Discounted cash flows	Discount rate	6.1% (6.1%)
	1,459	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	81,330	Discounted cash flows	Discount rate	1.0% – 12.4% (4.8%)
	20,182	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	36,232	Discounted cash flows	Discount rate	2.7% – 42.7% (6.0%)
			Probability of default	0.0% – 11.0% (1.9%)
	31,645	Appraisals/Broker quotes	—	—
Other debt securities	8,437	Discounted cash flows	Discount rate	12.2% (12.2%)
Derivative assets
Options held and other	5,707	Discounted cash flows	Discount rate	10.0% – 15.0% (13.0%)

	¥185,477

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2012 and the six months ended September 30, 2012.

	March 31, 2012
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Unlisted securities	¥8,814	Discounted cash flows	Discount rate	4.2% – 12.5% (6.5%)
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	Discounted cash flows	Discount rate	3.3% – 18.9% (7.9%)
		Direct capitalization	Capitalization rate	5.2% – 29.0% (10.9%)
Investment in operating leases and other operating assets	11,561	Discounted cash flows	Discount rate	7.0% – 10.0% (8.2%)
Land and buildings undeveloped or under construction	8,638	Discounted cash flows	Discount rate	6.0% (6.0%)
Certain investment in affiliates	4,596	Discounted cash flows	Discount rate	5.0% – 8.0% (6.5%)

	¥106,928

	September 30, 2012
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥64,621	Discounted cash flows	Discount rate	4.0% – 18.9% (6.8%)
		Direct capitalization	Capitalization rate	5.2% – 25.0% (10.3%)
Investment in operating leases and other operating assets	15,809	Discounted cash flows	Discount rate	3.3% – 18.0% (6.3%)
Land and buildings undeveloped or under construction	5,990	Discounted cash flows	Discount rate	6.0% – 9.6% (8.2%)
Certain investment in affiliates	5,488	Discounted cash flows	Discount rate	5.0% – 9.2% (8.8%)

	¥91,908

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries adopted Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)). This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, and requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31,2012, for the six and three months ended September 30, 2011 and for the six and three months ended September 30, 2012:

	Six months ended September 30, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	571	752	5,464	897	1,103	8,787
Charge-offs	(1,085)	(3,555)	(13,816)	(157)	(2,994)	(21,607)
Recoveries	30	16	649	0	14	709
Other *2	(32)	(1,553)	(606)	(201)	(513)	(2,905)
Ending Balance	¥16,580	¥23,086	¥62,663	¥17,994	¥18,811	¥139,134

Individually Evaluated for Impairment	2,976	19,471	49,507	16,194	0	88,148
Not Individually Evaluated for Impairment	13,604	3,615	13,156	1,800	18,811	50,986

Financing receivables:
Ending Balance	¥849,191	¥816,742	¥987,496	¥103,197	¥813,525	¥3,570,151

Individually Evaluated for Impairment	9,605	69,590	183,970	31,964	0	295,129
Not Individually Evaluated for Impairment	839,586	747,152	803,526	71,233	813,525	3,275,022

	Three months ended September 30, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥17,573	¥25,899	¥65,388	¥17,693	¥20,350	¥146,903
Provision charged to income	2	940	3,223	620	489	5,274
Charge-offs	(993)	(2,831)	(5,782)	(142)	(1,626)	(11,374)
Recoveries	29	16	273	0	5	323
Other *2	(31)	(938)	(439)	(177)	(407)	(1,992)
Ending Balance	¥16,580	¥23,086	¥62,663	¥17,994	¥18,811	¥139,134

	As of March 31, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Ending Balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588

Individually Evaluated for Impairment	3,002	20,657	49,853	17,895	0	91,407
Not Individually Evaluated for Impairment	13,138	2,848	10,413	1,930	16,852	45,181

Financing receivables:
Ending Balance	¥881,483	¥775,465	¥995,246	¥97,559	¥900,886	¥3,650,639

Individually Evaluated for Impairment	9,021	82,957	166,889	34,907	0	293,774
Not Individually Evaluated for Impairment	872,462	692,508	828,357	62,652	900,886	3,356,865

	Six months ended September 30, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision charged to income	941	252	(671)	1,062	1,219	2,803
Charge-offs	(1,703)	(1,537)	(7,682)	(6,913)	(2,574)	(20,409)
Recoveries	206	1	722	0	28	957
Other *3	201	(1,703)	(558)	(103)	(257)	(2,420)
Ending Balance	¥15,785	¥20,518	¥52,077	¥13,871	¥15,268	¥117,519

Individually Evaluated for Impairment	2,396	18,384	43,886	11,904	0	76,570
Not Individually Evaluated for Impairment	13,389	2,134	8,191	1,967	15,268	40,949

Financing receivables:
Ending Balance	¥1,148,104	¥612,209	¥924,528	¥80,491	¥924,063	¥3,689,395

Individually Evaluated for Impairment	9,421	81,403	142,473	27,562	0	260,859
Not Individually Evaluated for Impairment	1,138,683	530,806	782,055	52,929	924,063	3,428,536

	Three months ended September 30, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥15,675	¥22,246	¥58,179	¥14,403	¥16,114	¥126,617
Provision charged to income	606	(103)	7	188	891	1,589
Charge-offs	(576)	(958)	(6,134)	(698)	(1,742)	(10,108)
Recoveries	79	0	242	0	7	328
Other *3	1	(667)	(217)	(22)	(2)	(907)
Ending Balance	¥15,785	¥20,518	¥52,077	¥13,871	¥15,268	¥117,519

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other includes mainly foreign currency translation adjustments and amounts reclassified to discontinued operations.
*3	Other includes mainly foreign currency translation adjustments and decrease in allowance related to a newly consolidated subsidiary.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2012 and September 30, 2012:

	March 31, 2012
	Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥74,836	¥74,581	¥0
Consumer borrowers	Housing loans	1,438	1,421	0
	Other	0	0	0
Corporate borrowers		73,398	73,160	0
Non-recourse loans	Japan	29,471	29,455	0
	U.S.	4,565	4,565	0
Other	Real estate companies	8,120	8,102	0
	Entertainment companies	11,893	11,718	0
	Other	19,349	19,320	0
Purchased loans		0	0	0

With an allowance recorded *2:		218,938	217,560	91,407
Consumer borrowers	Housing loans	7,583	7,566	3,002
	Other	0	0	0
Corporate borrowers		176,448	175,087	70,510
Non-recourse loans	Japan	14,677	14,661	5,602
	U.S.	34,244	34,150	15,055
Other	Real estate companies	65,888	65,412	26,108
	Entertainment companies	9,867	9,667	3,181
	Other	51,772	51,197	20,564
Purchased loans		34,907	34,907	17,895

Total:		¥293,774	¥292,141	¥91,407

Consumer borrowers	Housing loans	9,021	8,987	3,002

	Other	0	0	0

Corporate borrowers		249,846	248,247	70,510

Non-recourse loans	Japan	44,148	44,116	5,602

	U.S.	38,809	38,715	15,055

Other	Real estate companies	74,008	73,514	26,108

	Entertainment companies	21,760	21,385	3,181

	Other	71,121	70,517	20,564

Purchased loans		34,907	34,907	17,895

	September 30, 2012
	Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥63,504	¥63,250	¥0
Consumer borrowers	Housing loans	1,357	1,340	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		62,147	61,910	0
Non-recourse loans	Japan	25,324	25,322	0
	U.S.	9,715	9,715	0
Other	Real estate companies	6,304	6,226	0
	Entertainment companies	7,226	7,142	0
	Other	13,578	13,505	0
Purchased loans		0	0	0

With an allowance recorded *2:		197,355	195,348	76,570
Consumer borrowers	Housing loans	7,378	7,357	2,263
	Card loans	561	560	108
	Other	125	124	25
Corporate borrowers		161,729	160,163	62,270
Non-recourse loans	Japan	11,105	11,097	4,618
	U.S.	35,259	35,140	13,766
Other	Real estate companies	59,424	59,011	22,033
	Entertainment companies	8,096	7,873	2,783
	Other	47,845	47,042	19,070
Purchased loans		27,562	27,144	11,904

Total:		¥260,859	¥258,598	¥76,570

Consumer borrowers	Housing loans	8,735	8,697	2,263

	Card loans	561	560	108

	Other	125	124	25

Corporate borrowers		223,876	222,073	62,270

Non-recourse loans	Japan	36,429	36,419	4,618

	U.S.	44,974	44,855	13,766

Other	Real estate companies	65,728	65,237	22,033

	Entertainment companies	15,322	15,015	2,783

	Other	61,423	60,547	19,070

Purchased loans		27,562	27,144	11,904

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified in troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of new accounting standards in the fiscal year ended March 31, 2011 relating to the consolidation of VIEs (see Note 7 “Variable Interest Entities”). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the six and three months ended September 30, 2011 and September 30, 2012:

Six months ended September 30, 2011
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,905	¥85	¥81
	Other	0	0	0
Corporate borrowers		257,357	2,804	2,229
Non-recourse loans	Japan	24,804	360	347
	U.S	44,376	496	383
Other	Real estate companies	88,703	679	506
	Entertainment companies	27,886	459	371
	Other	71,588	810	622
Purchased loans		34,629	0	0

Total		¥300,891	¥2,889	¥2,310

Six months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,699	¥79	¥44
	Card loans	187	2	1
	Other	42	1	1
Corporate borrowers		240,719	2,310	2,214
Non-recourse loans	Japan	42,640	166	163
	U.S	41,797	785	785
Other	Real estate companies	70,343	508	470
	Entertainment companies	18,808	268	260
	Other	67,131	583	536
Purchased loans		30,363	0	0

Total		¥280,010	¥2,392	¥2,260

Three months ended September 30, 2011
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥9,201	¥54	¥54
	Other	0	0	0
Corporate borrowers		252,519	1,470	1,192
Non-recourse loans	Japan	26,497	261	261
	U.S.	40,759	283	170
Other	Real estate companies	86,251	359	243
	Entertainment companies	27,030	205	161
	Other	71,982	362	357
Purchased loans		33,602	0	0

Total		¥295,322	¥1,524	¥1,246

Three months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,538	¥11	¥11
	Card loans	281	2	1
	Other	63	1	1
Corporate borrowers		236,158	1,082	1,055
Non-recourse loans	Japan	41,886	49	49
	U.S.	43,291	408	408
Other	Real estate companies	68,511	230	228
	Entertainment companies	17,333	117	117
	Other	65,137	278	253
Purchased loans		28,091	0	0

Total		¥273,131	¥1,096	¥1,068

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2012 and September 30, 2012:

March 31, 2012
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥849,303	¥9,021	¥8,603	¥17,624	¥866,927
	Other	14,555	0	1	1	14,556
Corporate borrowers		1,520,865	249,846	0	249,846	1,770,711
Non-recourse loans	Japan	181,991	44,148	0	44,148	226,139
	U.S.	510,517	38,809	0	38,809	549,326
Other	Real estate companies	267,294	74,008	0	74,008	341,302
	Entertainment companies	115,484	21,760	0	21,760	137,244
	Other	445,579	71,121	0	71,121	516,700
Purchased loans		62,652	34,907	0	34,907	97,559
Direct financing leases	Japan	658,277	0	14,406	14,406	672,683
	Overseas	225,168	0	3,035	3,035	228,203

Total		¥3,330,820	¥293,774	¥26,045	¥319,819	¥3,650,639

September 30, 2012
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥880,071	¥8,735	¥7,531	¥16,266	¥896,337
	Card loans	222,289	561	672	1,233	223,522
	Other	27,842	125	278	403	28,245
Corporate borrowers		1,312,861	223,876	0	223,876	1,536,737
Non-recourse loans	Japan	120,346	36,429	0	36,429	156,775
	U.S.	410,460	44,974	0	44,974	455,434
Other	Real estate companies	229,508	65,728	0	65,728	295,236
	Entertainment companies	114,498	15,322	0	15,322	129,820
	Other	438,049	61,423	0	61,423	499,472
Purchased loans		52,929	27,562	0	27,562	80,491
Direct financing leases	Japan	677,872	0	12,579	12,579	690,451
	Overseas	230,480	0	3,132	3,132	233,612

Total		¥3,404,344	¥260,859	¥24,192	¥285,051	¥3,689,395

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets presented above, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2012 and September 30, 2012:

March 31, 2012
		Millions of yen
	Class	Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
Portfolio segment		30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,518	¥12,942	¥16,460	¥866,927	¥12,942
	Other	33	1	34	14,556	1
Corporate borrowers		83,316	112,537	195,853	1,770,711	112,537
Non-recourse loans	Japan	10,306	14,134	24,440	226,139	14,134
	U.S.	71,042	14,689	85,731	549,326	14,689
Other	Real estate companies	809	42,831	43,640	341,302	42,831
	Entertainment companies	2	2,362	2,364	137,244	2,362
	Other	1,157	38,521	39,678	516,700	38,521
Direct financing leases	Japan	2,724	14,406	17,130	672,683	14,406
	Overseas	2,007	3,035	5,042	228,203	3,035

Total		¥91,598	¥142,921	¥234,519	¥3,553,080	¥142,921

September 30, 2012
		Millions of yen
	Class	Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
Portfolio segment		30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,933	¥11,300	¥15,233	¥896,337	¥11,300
	Card loans	617	672	1,289	223,522	672
	Other	234	278	512	28,245	278
Corporate borrowers		113,957	102,037	215,994	1,536,737	102,037
Non-recourse loans	Japan	0	23,368	23,368	156,775	23,368
	U.S.	110,474	10,546	121,020	455,434	10,546
Other	Real estate companies	1,344	37,846	39,190	295,236	37,846
	Entertainment companies	131	1,673	1,804	129,820	1,673
	Other	2,008	28,604	30,612	499,472	28,604
Direct financing leases	Japan	2,514	12,579	15,093	690,451	12,579
	Overseas	1,537	3,132	4,669	233,612	3,132

Total		¥122,792	¥129,998	¥252,790	¥3,608,904	¥129,998

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the six months ended September 30, 2011 and September 30, 2012, and during the three months ended September 30, 2011 and September 30, 2012:

Six months ended September 30, 2011
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥1,292	¥1,247
Corporate borrowers		16,777	16,190
Non-recourse loans	Japan	943	943
	U.S.	4,249	4,115
Other	Real estate companies	3,462	3,345
	Other	8,123	7,787

Total		¥18,069	¥17,437

Six months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥432	¥387
	Card loans	660	448
	Others	187	131
Corporate borrowers		2,973	2,785
Non-recourse loans	Japan	2,245	2,245
Other	Real estate companies	114	110
	Other	614	430

Total		¥4,252	¥3,751

Three months ended September 30, 2011
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥241	¥241
Corporate borrowers		9,114	8,863
Non-recourse loans	Japan	943	943
	U.S.	1,826	1,764
Other	Real estate companies	2,561	2,493
	Other	3,784	3,663

Total		¥9,355	¥9,104

Three months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥31	¥29
	Card loans	660	448
	Others	187	131
Corporate borrowers		991	860
Non-recourse loans	Japan	525	525
Other	Other	466	335

Total		¥1,869	¥1,468

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified in troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2011 and for which there was a payment default during the six months ended September 30, 2011 and the three months ended September 30, 2011:

Six months ended September 30, 2011
		Millions of yen
Portfolio segment	Class	Recorded Investment
Corporate borrowers		¥1,244
Other	Real estate companies	60
	Others	1,184

Total		¥1,244

Three months ended September 30, 2011
		Millions of yen
Portfolio segment	Class	Recorded Investment
Corporate borrowers		¥665
Other	Others	665

Total		¥665

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2012 and for which there was a payment default during the six months ended September 30, 2012 and the three months ended September 30, 2012:

Six months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers	Housing loans	¥7
Corporate borrowers		840
Non-recourse loans	Japan	594
Other	Real estate companies	246

Total		¥847

Three months ended September 30, 2012
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers	Housing loans	¥2
Corporate borrowers		594
Non-recourse loans	Japan	594

Total		¥596

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

5.	Investment in Securities

Investment in securities at March 31, 2012 and September 30, 2012 consists of the following:

	Millions of yen
	March 31, 2012	September 30, 2012
Trading securities	¥12,817	¥14,204
Available-for-sale securities	886,487	791,472
Held-to-maturity securities	43,830	58,380
Other securities	204,256	203,649

	¥1,147,390	¥1,067,705

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the Company’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2012 and September 30, 2012 are as follows:

March 31, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥219,729	¥1,191	¥(5)	¥220,915
Japanese prefectural and foreign municipal bond securities	56,108	1,358	(107)	57,359
Corporate debt securities	280,540	2,325	(2,643)	280,222
Specified bonds issued by SPEs in Japan	140,054	192	(1,094)	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,788	3,078	(3,538)	95,328
Other debt securities	7,961	449	0	8,410
Equity securities	61,773	26,853	(3,525)	85,101

	861,953	35,446	(10,912)	886,487

Held-to-maturity:
Japanese government bond securities and other	43,830	2,819	0	46,649

	¥905,783	¥38,265	¥(10,912)	¥933,136

September 30, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥266,422	¥1,348	¥(16)	¥267,754
Japanese prefectural and foreign municipal bond securities	50,821	2,236	(7)	53,050
Corporate debt securities	214,948	3,218	(1,755)	216,411
Specified bonds issued by SPEs in Japan	102,531	362	(1,381)	101,512
CMBS and RMBS in the U.S., and other asset-backed securities	69,605	3,077	(2,852)	69,830
Other debt securities	7,766	671	0	8,437
Equity securities	50,076	25,875	(1,473)	74,478

	762,169	36,787	(7,484)	791,472

Held-to-maturity:
Japanese government bond securities and other	58,380	3,625	(18)	61,987

	¥820,549	¥40,412	¥(7,502)	¥853,459

The unrealized losses of ¥857 million and ¥1,029 million of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in the gross unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities (before taxes) at March 31, 2012 and September 30, 2012, respectively. The unrealized losses are other-than-temporary impairment related to the non-credit losses and recorded as accumulated other comprehensive income.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2012 and September 30, 2012, respectively.

March 31, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥74,978	¥(5)	¥0	¥0	¥74,978	¥(5)
Japanese prefectural and foreign municipal bond securities	11,316	(107)	0	0	11,316	(107)
Corporate debt securities	23,568	(208)	24,982	(2,435)	48,550	(2,643)
Specified bonds issued by SPEs in Japan	32,139	(499)	29,826	(595)	61,965	(1,094)
CMBS and RMBS in the U.S., and other asset-backed securities	29,586	(198)	11,316	(3,340)	40,902	(3,538)
Equity securities	14,097	(2,092)	11,239	(1,433)	25,336	(3,525)

	¥185,684	¥(3,109)	¥77,363	¥(7,803)	¥263,047	¥(10,912)

September 30, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥144,185	¥(16)	¥0	¥0	¥144,185	¥(16)
Japanese prefectural and foreign municipal bond securities	11,134	(7)	0	0	11,134	(7)
Corporate debt securities	6,902	(121)	19,715	(1,634)	26,617	(1,755)
Specified bonds issued by SPEs in Japan	34,789	(967)	9,978	(414)	44,767	(1,381)
CMBS and RMBS in the U.S., and other asset-backed securities	7,959	(22)	9,512	(2,830)	17,471	(2,852)
Equity securities	3,196	(399)	11,315	(1,074)	14,511	(1,473)

	¥208,165	¥(1,532)	¥50,520	¥(5,952)	¥258,685	¥(7,484)

Held-to-maturity:
Japanese government bond securities and other	4,713	(18)	0	0	4,713	(18)

	¥212,878	¥(1,550)	¥50,520	¥(5,952)	¥263,398	¥(7,502)

225 and 181 investment securities were in an unrealized loss position as of March 31, 2012 and September 30, 2012, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2012.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2012.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2012.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2012.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for six months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Total other-than-temporary impairment losses	¥7,093	¥11,678
Portion of loss recognized in other comprehensive income (before taxes)	(464)	(2)

Net impairment losses recognized in earnings	¥6,629	¥11,676

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Total other-than-temporary impairment losses	¥3,373	¥2,470
Portion of loss recognized in other comprehensive income (before taxes)	(433)	(2)

Net impairment losses recognized in earnings	¥2,940	¥2,468

In the tables above, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets, as well as on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed and other asset-backed securities, that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for six months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Beginning	¥9,022	¥8,199
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	705	110
Credit loss for which an other-than-temporary impairment was previously recognized	18	358
Reduction during the period:
For securities sold	(1,183)	(207)
Due to change in intent to sell or requirement to sell	(732)	(266)

Ending	¥7,830	¥8,194

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Beginning	¥7,717	¥8,379
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	628	110
Credit loss for which an other-than-temporary impairment was previously recognized	13	12
Reduction during the period:
For securities sold	(36)	(207)
Due to change in intent to sell or requirement to sell	(492)	(100)

Ending	¥7,830	¥8,194

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥84,431 million and ¥85,744 million at March 31, 2012 and September 30, 2012, respectively. Investments with an aggregated cost of ¥74,716 million and ¥84,490 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

The following table provides information about fund investments for which the Company and its subsidiaries use the funds’ net asset values per share (or its equivalent) as a practical expedient to measure fair value at March 31, 2012 and September 30, 2012:

March 31, 2012

Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥5,178	Monthly – Quarterly	5 days – 60 days

Total	¥5,178	—	—

September 30, 2012

Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥2,463	Monthly – Quarterly	5 days – 60 days

Total	¥2,463	—	—

*	This category includes several hedge funds that seek profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥7,479 million and ¥6,633 million, for the six months ended September 30, 2011 and 2012, respectively. Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥3,839 million and ¥3,469 million, for the three months ended September 30, 2011 and 2012, respectively.

6.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), the SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs. As a result, transfers of the financial assets to those consolidated SPEs are not accounted for as sales. In case the Company and its subsidiaries have transferred financial assets to a transferee who is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered. For further information, see Note 7 “Variable Interest Entities.”

During the six months ended September 30, 2011 and six months ended September 30, 2012, there was no securitization transaction accounted for as a sale. During the three months ended September 30, 2011 and three months ended September 30, 2012, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2012 and September 30, 2012, and quantitative information about net credit loss for the six months and for the three months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2012	September 30, 2012	March 31, 2012	September 30, 2012
Direct financing lease	900,886	924,063	17,441	15,711
Installment loans	2,769,898	2,776,951	302,378	269,340

Assets recorded on the balance sheet	3,670,784	3,701,014	319,819	285,051
Direct financing lease sold on securitization	3,969	2,202	0	0

Total assets managed together or sold on securitization	3,674,753	3,703,216	319,819	285,051

	Millions of yen
	Credit loss
	Six months ended September 30, 2011	Six months ended September 30, 2012	Three months ended September 30, 2011	Three months ended September 30, 2012
Direct financing lease	2,980	2,546	1,621	1,735
Installment loans	17,918	16,906	9,430	8,045

Assets recorded on the balance sheet	20,898	19,452	11,051	9,780
Direct financing lease sold on securitization	0	0	0	0

Total assets managed together or sold on securitization	20,898	19,452	11,051	9,780

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2012 and September 30, 2012 were ¥11,533 million and ¥11,522 million, respectively. During the six months ended September 30, 2011 and 2012, the servicing assets were increased by ¥1,243 million and ¥1,921 million, respectively, mainly from loans sold with servicing retained and decreased by ¥1,250 million and ¥1,268 million, respectively, mainly from amortization and by ¥910 million and ¥664 million from the effects of changes in foreign exchange rates. During the three months ended September 30, 2011 and 2012, the servicing assets were increased by ¥515 million and ¥842 million, respectively, mainly from loans sold with servicing retained and decreased by ¥612 million and ¥706 million, respectively, mainly from amortization and by ¥571 million and ¥252 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2012 and September 30, 2012 were ¥13,826 million and ¥14,466 million, respectively.

7.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

According to ASC 810-10 (“Consolidation—Variable Interest Entities”), the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a variable interest entity.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining the primary beneficiary.

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of VIEs that most significantly impact the VIEs’ economic performance, if that power is shared among multiple unrelated parties. In that case, the Company and its subsidiaries do not consolidate such VIEs.

Information about VIEs for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2012

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥5,094	¥3,719	¥5,094	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	49,781	28,848	35,486	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	341,421	124,227	245,994	0
(d) VIEs for corporate rehabilitation support business	14,302	205	0	0
(e) VIEs for investment in securities	61,713	7,050	18,365	15
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	465,376	303,784	465,376	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	569,272	575,712	569,263	0
(h) Other VIEs	145,958	62,640	128,950	5,687

Total	¥1,652,917	¥1,106,185	¥1,468,528	¥5,702

September 30, 2012

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥5,040	¥3,654	¥5,040	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	42,127	2,558	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	346,258	110,000	212,111	0
(d) VIEs for corporate rehabilitation support business	11,698	88	0	0
(e) VIEs for investment in securities	55,861	6,412	17,889	14
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	505,230	278,567	429,679	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	452,335	458,025	452,335	0
(h) Other VIEs	117,332	53,619	100,729	5,370

Total	¥1,535,881	¥912,923	¥1,217,783	¥5,384

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2012

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer asset	¥53,300	¥8,542	¥4,326	¥12,868
(b) VIEs for acquisition of real estate and real estate development projects for customers	958,965	125,746	59,144	224,707
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,290,243	0	24,371	37,960
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,277,844	0	43,792	44,427
(h) Other VIEs	42,283	4,380	3,304	7,684

Total	¥4,622,635	¥138,668	¥134,937	¥327,646

September 30, 2012

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥47,919	¥5,150	¥4,106	¥9,256
(b) VIEs for acquisition of real estate and real estate development projects for customers	842,243	94,618	57,271	194,890
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,268,780	0	23,384	35,249
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,879,422	0	23,209	23,828
(h) Other VIEs	96,052	573	4,062	4,635

Total	¥4,134,416	¥100,341	¥112,032	¥267,858

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases and liabilities of the consolidated VIEs are mainly included in long-term debt, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the six months ended September 30, 2012 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in long-term debt as of March 31, 2012, and short-term debt, trade notes, accounts payable and other liabilities as of September 30, 2012, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries might be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the fiscal year ended March 31, 2012 was ¥497 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding during the six months ended September 30, 2012.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but that are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in accrued expenses, trade notes, accounts payable and other liabilities, respectively.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed mainly by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs and/or other means.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, other receivables, investment in affiliates, cash and cash equivalents and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt, respectively. The Company has commitment agreements by which the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreements by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries take a role as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and investment in securities and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary. The Company has commitment agreement by which the Company might be required to make additional investment in such consolidated VIEs.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. In some cases, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loans from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

Assets of the consolidated SPEs are mainly included in investment in operating leases and other assets and liabilities are mainly included in long-term debt in the consolidated balance sheets, respectively.

8.	Investment in Affiliates

Investment in affiliates at March 31 and September 30, 2012 consists of the following:

	Millions of yen
	March 31, 2012	September 30, 2012
Shares	¥296,228	¥281,416
Loans	35,489	12,150

Total	¥331,717	¥293,566

Combined and condensed information relating to the affiliates as of and for the six months ended September 30, 2011 and 2012 are as follows (results of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	As of and for six months ended September 30, 2011	As of and for six months ended September 30, 2012
Operations:
Total revenues	¥438,799	¥419,363
Income before income taxes	43,020	31,560
Net income	35,458	17,591
Financial position:
Total assets	¥4,250,787	¥4,415,723
Total liabilities	3,277,548	3,384,868
Shareholders’ equity	973,239	1,030,855

9.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the six months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Beginning balance	¥33,902	¥37,633
Adjustment of redeemable noncontrolling interests to redemption value	(54)	141
Transaction with noncontrolling interests	704	686
Comprehensive income (loss)
Net income	1,265	1,487
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(2,826)	(2,152)
Total other comprehensive income (loss)	(2,826)	(2,152)
Comprehensive income (loss)	(1,561)	(665)
Cash dividends	(43)	(67)

Ending balance	¥32,948	¥37,728

10.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2011 and 2012, are as follows:

(1)	Dividend payments

	Six months ended September 30, 2011	Six months ended September 30, 2012
Resolution	The board of directors on May 23, 2011	The board of directors on May 22, 2012
Type of shares	Common stock	Common stock
Total dividends paid	¥8,599 million	¥9,676 million
Dividend per share	¥80.00	¥90.00
Date of record for dividend	March 31, 2011	March 31, 2012
Effective date for dividend	June 2, 2011	June 4, 2012
Dividend resource	Retained earnings	Retained earnings

(2)	Dividends for which the date of record is in the six months ended September 30, 2011, and for which the effective date is after September 30, 2011	There are no applicable dividends.

	Dividends for which the date of record is in the six months ended September 30, 2012, and for which the effective date is after September 30, 2012	There are no applicable dividends.

11.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2011 and 2012, are as follows:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Personnel expenses	¥60,513	¥65,426
Selling expenses	8,889	12,128
Administrative expenses	22,034	25,520
Depreciation of office facilities	1,563	1,540

Total	¥92,999	¥104,614

Selling, general and administrative expenses for the three months ended September 30, 2011 and 2012, are as follows:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Personnel expenses	¥28,442	¥33,085
Selling expenses	3,794	6,846
Administrative expenses	10,252	12,879
Depreciation of office facilities	814	777

Total	¥43,302	¥53,587

The amounts that were previously reported for the six months and the three months ended September 30, 2011 related to discontinued operations are reclassified.

12.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2011 and 2012 consists of the following:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Service cost	¥1,522	¥1,613
Interest cost	675	625
Expected return on plan assets	(1,010)	(1,020)
Amortization of transition obligation	28	28
Amortization of net actuarial loss	609	747
Amortization of prior service credit	(596)	(582)

Net periodic pension cost	¥1,228	¥1,411

Net pension cost of the plans for the three months ended September 30, 2011 and 2012 consists of the following:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Service cost	¥761	¥817
Interest cost	336	314
Expected return on plan assets	(504)	(510)
Amortization of transition obligation	14	14
Amortization of net actuarial loss	304	373
Amortization of prior service credit	(298)	(291)

Net periodic pension cost	¥613	¥717

13.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2011 and 2012, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥2,958 million and ¥4,991 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥1,900 million and ¥4,137 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the six months ended September 30, 2011 and 2012, respectively.

Losses of ¥2,000 million in the Real Estate segment and ¥220 million in the Investment and Operation segment were recorded for the six months ended September 30, 2011. Losses of ¥3,187 million in the Real Estate segment, ¥1,407 million in the Investment and Operation segment and ¥6 million in the Overseas Business segment were recorded for the six months ended September 30, 2012.

For the three months ended September 30, 2011 and 2012, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,009 million and ¥3,467 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥380 million and ¥2,817 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended September 30, 2011 and 2012, respectively.

Losses of ¥306 million in the Real Estate segment and ¥220 million in the Investment and Operation segment were recorded for the three months ended September 30, 2011. Losses of ¥3,187 million in the Real Estate segment, ¥87 million in the Investment and Operation segment and ¥6 million in the Overseas Business segment were recorded for the three months ended September 30, 2012.

The details of significant write-downs are as follows.

Office Buildings—For the six months ended September 30, 2011, write-downs of ¥601 million were recorded for nine office buildings held for sale. For the six months ended September 30, 2012, write-downs of ¥637 million were recorded for nine office buildings held for sale. For the three months ended September 30, 2011, write-downs of ¥338 million were recorded for five office buildings held for sale. For the three months ended September 30, 2012, write-downs of ¥560 million were recorded for five office buildings held for sale.

Commercial Facilities other than Offices—For the six months ended September 30, 2011, write-downs of ¥34 million were recorded for two commercial facilities held for sale. For the six months ended September 30, 2012, write-downs of ¥80 million were recorded for three commercial facilities held for sale, and write-downs of ¥1,582 million were recorded in relation to two commercial facilities due to a decline in cash flows of each unit. There was no impairment for commercial facilities for the three months ended September 30, 2011. For the three months ended September 30, 2012, write-downs of ¥27 million were recorded for a commercial facility held for sale, and write-downs of ¥1,582 million were recorded in relation to two commercial facilities due to a decline in cash flows of each unit.

Condominiums—For the six months ended September 30, 2011, write-downs of ¥456 million were recorded for 15 condominiums held for sale. For the six months ended September 30, 2012, write-downs of ¥387 million were recorded for four condominiums held for sale. For the three months ended September 30, 2011, write-downs of ¥348 million were recorded for 12 condominiums held for sale. For the three months ended September 30, 2012, write-downs of ¥371 million were recorded for three condominiums held for sale.

Land undeveloped or under construction—There was no impairment for the six months ended September 30, 2011. For the six months ended September 30, 2012, write-downs of ¥794 million were recorded in relation to land undeveloped or under construction due to a decline in the estimated cash flow of each unit. There was no impairment for the three months ended September 30, 2011. For the three months ended September 30, 2012, write-downs of ¥794 million were recorded in relation to land undeveloped or under construction due to a decline in the estimated cash flow of each unit.

Others—For the six months ended September 30, 2011 and 2012, write-downs of ¥1,867 million and ¥1,511 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. For the three months ended September 30, 2011 and 2012, write-downs of ¥323 million and ¥133 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

14.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized for the six months and for the three months ended September 30, 2011 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company and its subsidiaries sold a subsidiary which operated real-estate rental business and a subsidiary that operated ski resorts during the six months ended September 30, 2011. As a result of the sale, for the six months ended September 30, 2011 and the three months ended September 30, 2011, the Company and its subsidiaries recognized loss of ¥359 million and loss of ¥521 million, respectively. In addition, for the six months ended September 30, 2012, the Company liquidated a kumiai, which was effectively a type of SPE, operating private-equity investment and management in Japan. As a result of the liquidation, there was no gain or loss for the six months ended September 30, 2012. There was no gain or loss from selling or liquidating subsidiaries for the three months ended September 30, 2012.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the six months ended September 30, 2011 and 2012 and the three months ended September 30, 2011 and 2012, the Company and its subsidiaries recognized ¥1,758 million, ¥2,937 million, ¥337 million and ¥1,081 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥33,933 million and ¥20,836 million which are included in investment in operating leases at March 31, 2012 and September 30, 2012, respectively.

Discontinued operations for the six months ended September 30, 2011 and 2012 and the three months ended September 30, 2011 and 2012 consist of the following:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Revenues	¥13,040	¥4,289

Income from discontinued operations, net*	1,629	2,711
Provision for income taxes	(655)	(1,023)

Discontinued operations, net of applicable tax effect	974	1,688

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Revenues	¥4,887	¥1,682

Income (Loss) from discontinued operations, net*	(551)	742
Provision for income taxes	210	(282)

Discontinued operations, net of applicable tax effect	(341)	460

*	Income from discontinued operations, net includes aggregate gains or loss on sales of subsidiaries, business units, and rental properties. The amounts of such gains or loss for the six months ended September 30, 2011 and 2012 and the three months ended September 30, 2011 and 2012 are gain of ¥1,399 million, gain of ¥2,937 million, loss of ¥184 million and gain of ¥1,081 million, respectively.

15.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2011 and 2012 and the three months ended September 30, 2011 and 2012 is as follows:

During the six months ended September 30, 2011, the diluted EPS calculation excludes stock option for 1,021 thousand shares, as they were antidilutive. During the six months ended September 30, 2012, the diluted EPS calculation excludes stock options for 910 thousand shares, as they were antidilutive.

During the three months ended September 30, 2011, the diluted EPS calculation excludes stock options for 981 thousand shares, as they were antidilutive. During the three months ended September 30, 2012, the diluted EPS calculation excludes stock options for 904 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Income attributable to ORIX Corporation from continuing operations	¥43,513	¥58,152
Effect of dilutive securities—
Expense related to convertible bonds	1,178	841

Income from continuing operations for diluted EPS computation	¥44,691	¥58,993

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Income attributable to ORIX Corporation from continuing operations	21,531	24,607
Effect of dilutive securities—
Expense related to convertible bonds	586	420

Income from continuing operations for diluted EPS computation	22,117	25,027

	Thousands of Shares
	Six months ended September 30, 2011	Six months ended September 30, 2012
Weighted-average shares	107,504	107,522
Effect of dilutive securities—
Conversion of convertible bonds	24,411	22,591
Exercise of stock options	107	127

Weighted-average shares for diluted EPS computation	132,022	130,240

	Thousands of Shares
	Three months ended September 30, 2011	Three months ended September 30, 2012
Weighted-average shares	107,509	107,523
Effect of dilutive securities—
Conversion of convertible bonds	24,410	22,591
Exercise of stock options	116	141

Weighted-average shares for diluted EPS computation	132,035	130,255

	Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥404.76	¥540.84
Diluted	338.51	452.96

	Yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥200.27	¥228.85
Diluted	167.51	192.14

16.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitments.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities with various future contracts. Therefore, the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(555)	Interest on loans and investment securities/Interest expense	¥31	—	¥0

Foreign exchange contracts	111	Foreign currency transaction loss	(442)	—	0

Foreign currency swap agreements	1,514	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	773	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥3,674	Interest on loans and investment securities / Interest expense	¥(3,866)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	7,133	Foreign currency transaction loss	(7,133)	Foreign currency transaction loss

Foreign currency swap agreements	3,343	Foreign currency transaction loss	(3,343)	Foreign currency transaction loss

Foreign currency long-term debt	(947)	Foreign currency transaction loss	947	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥5,670	—	¥0	—	¥0
Borrowings and bonds in local currency	5,101	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥12	Other operating revenues / expenses

Foreign currency swap agreements	(6)	Other operating revenues / expenses

Futures	(369)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	762	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	233	Other operating revenues / expenses

Options held/written, caps held and other	(54)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(217)	Interest on loans and investment securities / Interest expense	¥6	—	¥0

Foreign exchange contracts	321	Foreign currency transaction loss	23	—	0

Foreign currency swap agreements	(385)	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(1,146)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥33	Interest on loans and investment securities / Interest expense	¥(65)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	3,585	Foreign currency transaction loss	(3,585)	Foreign currency transaction loss

Foreign currency swap agreements	659	Foreign currency transaction loss	(659)	Foreign currency transaction loss

Foreign currency long-term debt	(16)	Foreign currency transaction loss	16	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(138)	—	¥0	—	¥0

Borrowings and bonds in local currency	7,270	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥16	Other operating revenues / expenses

Futures	119	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(175)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	443	Other operating revenues / expenses

Options held/written and other	815	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(328)	Interest on loans and investment securities/Interest expense	¥13	—	¥0

Foreign exchange contracts	281	Foreign currency transaction loss	(229)	—	0

Foreign currency swap agreements	2,201	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	629	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,892	Interest on loans and investment securities / Interest expense	¥(1,972)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	5,560	Foreign currency transaction loss	(5,560)	Foreign currency transaction loss

Foreign currency swap agreements	2,724	Foreign currency transaction loss	(2,724)	Foreign currency transaction loss

Foreign currency long-term debt	(1,579)	Foreign currency transaction loss	1,579	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥5,078	—	¥0	—	¥0
Borrowings and bonds in local currency	3,315	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues / expenses

Foreign currency swap agreements	25	Other operating revenues /expenses

Futures	775	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	707	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	234	Other operating revenues / expenses

Options held/written, caps held and other	(179)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥49	Interest on loans and investment securities / Interest expense	¥6	—	¥0

Foreign exchange contracts	106	Foreign currency transaction loss	24	—	0

Foreign currency swap agreements	(138)	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(69)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥52	Interest on loans and investment securities / Interest expense	¥(73)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,842	Foreign currency transaction loss	(1,842)	Foreign currency transaction loss

Foreign currency swap agreements	219	Foreign currency transaction loss	(219)	Foreign currency transaction loss

Foreign currency long-term debt	553	Foreign currency transaction loss	(553)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	(116)	—	¥0	—	¥0

Borrowings and bonds in local currency	2,774	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥11	Other operating revenues /expenses

Futures	116	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	12	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	420	Other operating revenues / expenses

Options held/written and other	554	Other operating revenues / expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments in consolidated balance sheets at March 31, 2012 and September 30, 2012 are as follows.

March 31, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥234,523	¥4,624	Other receivables	¥1,253	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	90,813	325	Other receivables	4,985	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	87,480	5,540	Other receivables	5,432	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	152,508	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,329	¥0	—	¥24	Trade notes, accounts payable and other liabilities

Options held/written, caps held and other	157,134	5,924	Other receivables	4,430	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	188,446	702	Other receivables	512	Trade notes, accounts payable and other liabilities

Credit derivatives held	9,913	97	Other receivables	23	Trade notes, accounts payable and other liabilities

September 30, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥236,196	¥4,660	Other receivables	¥1,467	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	125,685	745	Other receivables	962	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	66,566	4,995	Other receivables	1,874	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	149,148	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,311	¥0	—	¥13	Trade notes, accounts payable and other liabilities

Options held/written and other	192,121	7,324	Other receivables	5,305	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	283,035	1,021	Other receivables	986	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	21,332	569	Other receivables	65	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2012.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. There are no credit derivatives written as of March 31, 2012. Details of credit derivatives written as of September 30, 2012 are as follows.

September 30, 2012

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥301	Less than five years	¥(9)

*	Underlying reference company’s credit ratings are Baa2 or better rated by rating agencies as of September 30, 2012.

17.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥12,817	¥12,817	¥384	¥12,433	¥0
Futures, Foreign exchange contracts:
Assets	692	692	649	43	0
Liabilities	482	482	412	70	0
Credit derivatives held:
Assets	97	97	0	97	0
Liabilities	23	23	0	23	0
Options held/written, Caps held, and other:
Assets	5,924	5,924	0	631	5,293
Liabilities	4,430	4,430	0	4,430	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥786,892	¥786,892	¥786,892	¥0	¥0
Restricted cash	123,295	123,295	123,295	0	0
Time deposits	24,070	24,070	0	24,070	0
Installment loans (net of allowance for probable loan losses)	2,650,162	2,669,196	0	78,934	2,590,262
Investment in securities:
Practicable to estimate fair value	935,495	938,314	173,056	521,603	243,655
Not practicable to estimate fair value *	199,078	199,078	0	0	0
Liabilities:
Short-term debt	¥457,973	¥457,973	¥0	¥457,973	¥0
Deposits	1,103,514	1,107,440	0	1,107,440	0
Long-term debt	4,267,480	4,262,612	0	1,491,620	2,770,992
Futures, Foreign exchange contracts:
Assets	335	335	0	335	0
Liabilities	5,015	5,015	0	5,015	0
Foreign currency swap agreements:
Assets	5,540	5,540	0	5,540	0
Liabilities	5,432	5,432	0	5,432	0
Interest rate swap agreements:
Assets	4,624	4,624	0	4,624	0
Liabilities	1,277	1,277	0	1,277	0

*	The fair value of investment securities of ¥199,078 million was not estimated, as it was not practical.

September 30, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥14,204	¥14,204	¥38	¥14,166	¥0
Futures, Foreign exchange contracts:
Assets	1,016	1,016	891	125	0
Liabilities	976	976	878	98	0
Credit derivatives held/written:
Assets	569	569	0	569	0
Liabilities	65	65	0	65	0
Options held/written and other:
Assets	7,324	7,324	0	1,617	5,707
Liabilities	5,305	5,305	0	5,305	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥719,012	¥719,012	¥719,012	¥0	¥0
Restricted cash	102,291	102,291	102,291	0	0
Time deposits	8,998	8,998	0	8,998	0
Installment loans (net of allowance for probable loan losses)	2,674,700	2,711,345	0	72,007	2,639,338
Investment in securities:
Practicable to estimate fair value	852,315	855,922	158,047	518,105	179,770
Not practicable to estimate fair value *	201,186	201,186	0	0	0
Liabilities:
Short-term debt	¥356,033	¥356,033	¥0	¥356,033	¥0
Deposits	1,128,053	1,130,545	0	1,130,545	0
Long-term debt	4,150,382	4,156,747	0	1,516,955	2,639,792
Futures, Foreign exchange contracts:
Assets	750	750	0	750	0
Liabilities	972	972	0	972	0
Foreign currency swap agreements:
Assets	4,995	4,995	0	4,995	0
Liabilities	1,874	1,874	0	1,874	0
Interest rate swap agreements:
Assets	4,660	4,660	0	4,660	0
Liabilities	1,480	1,480	0	1,480	0

*	The fair value of investment securities of ¥201,186 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

18.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,337 million and ¥11,604 million as of March 31, 2012 and September 30, 2012, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2012	September 30, 2012
Within one year	¥3,653	¥4,109
More than one year	25,685	29,959

Total	¥29,338	¥34,068

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥3,839 million and ¥3,799 million for the six months ended September 30, 2011 and 2012, respectively, and ¥1,862 million and ¥1,830 million for the three months ended September 30, 2011 and 2012, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥285 million and ¥273 million for the six months ended September 30, 2011 and 2012, respectively, and ¥109 million and ¥189 million for the three months ended September 30, 2011 and 2012, respectively. As of March 31, 2012 and September 30, 2012, the amounts due are as follows:

	Millions of yen
	March 31, 2012	September 30, 2012
Within one year	¥157	¥303
More than one year	229	223

Total	¥386	¥526

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥79,224 million and ¥78,488 million as of March 31, 2012 and September 30, 2012, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥97,235 million and ¥331,297 million as of March 31, 2012 and September 30, 2012, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2012 and September 30, 2012:

	March 31, 2012			September 30, 2012
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥360,436	¥1,577	2026	¥263,958	¥1,708	2026
Transferred loans	162,554	3,869	2043	159,902	3,471	2043
Consumer loans	0	0	—	67,332	7,762	2018
Housing loans	19,511	4,536	2051	19,591	5,569	2051
Other	1,991	7	2024	1,550	18	2024

Total	¥544,492	¥9,989	—	¥512,333	¥18,528	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2012 and September 30, 2012, total notional amount of the loans subject to such guarantees are both ¥1,234,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥666 million and ¥696 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2012.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There have been no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2012.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 7 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2012 and September 30, 2012:

	Millions of yen
	March 31, 2012	September 30, 2012
Minimum lease payments, loans and investment in operating leases	¥102,256	¥99,860
Investment in securities	82,602	91,760
Other operating assets	9,672	8,028
Other assets	2,122	1,546

Total	¥196,652	¥201,194

As of March 31, 2012 and September 30, 2012, investment in securities of ¥27,641 million and ¥31,273 million, respectively, were primarily pledged for collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and its subsidiaries did not receive any such requests from the lenders as of September 30, 2012.

19.	Segment Information

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for six months ended September 30, 2011, three months ended September 30, 2011 and as of March 31, 2012.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and commission business for the sale of financial products.
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing.
Real Estate	:	Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.
Investment and Operation	:	Loan servicing, environment and energy-related business and principal investment.
Retail	:	Life insurance, banking business and card loan business.
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations.

Financial information of the segments for the six months ended September 30, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥36,060	¥117,546	¥95,906	¥40,166	¥79,829	¥91,308	¥460,815
Segment profits	8,556	18,312	3,454	14,931	5,850	29,069	80,172

Financial information of the segments for the six months ended September 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥36,135	¥117,403	¥108,044	¥49,228	¥88,940	¥93,287	¥493,037
Segment profits	11,753	17,772	2,982	16,408	23,647	22,660	95,222

Financial information of the segments for the three months ended September 30, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥17,723	¥59,767	¥45,822	¥24,507	¥40,032	¥41,248	¥229,099
Segment profits	5,789	10,276	2,333	9,477	(3,364)	14,218	38,729

Financial information of the segments for the three months ended September 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,042	¥58,966	¥51,578	¥26,219	¥48,766	¥48,283	¥251,854
Segment profits	5,653	8,525	1,140	5,830	10,220	11,175	42,543

Segment assets information as of March 31, 2012 and September 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2012	¥898,776	¥537,782	¥1,369,220	¥471,145	¥1,738,454	¥986,762	¥6,002,139
September 30, 2012	897,791	569,207	1,269,548	428,457	1,944,688	973,862	6,083,553

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets), investment in affiliates and advances for investment in other operating assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Segment revenues:
Total revenues for segments	¥460,815	¥493,037
Revenues related to corporate assets	5,055	4,575
Revenues related to certain VIEs	21,225	17,598
Revenues from discontinued operations	(13,040)	(4,289)

Total consolidated revenues	¥474,055	¥510,921

Segment profits:
Total profits for segments	¥80,172	¥95,222
Corporate interest expenses, general and administrative expenses	(7,172)	(10,399)
Corporate other gain (losses)	1,162	1,099
Gain (losses) related to assets or liabilities of certain VIEs	682	1,414
Discontinued operations	(1,629)	(2,711)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,106	3,374

Total consolidated income before income taxes and discontinued operations	¥75,321	¥87,999

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Segment revenues:
Total revenues for segments	¥229,099	¥251,854
Revenues related to corporate assets	1,307	1,843
Revenues related to certain VIEs	10,752	7,495
Revenues from discontinued operations	(4,887)	(1,682)

Total consolidated revenues	¥236,271	¥259,510

Segment profits:
Total profits for segments	¥38,729	¥42,543
Corporate interest expenses, general and administrative expenses	(3,183)	(5,098)
Corporate other gain (losses)	29	1,435
Gain (losses) related to assets or liabilities of certain VIEs	212	356
Discontinued operations	551	(742)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,167	2,200

Total consolidated income before income taxes and discontinued operations	¥37,505	¥40,694

	Millions of yen
	March 31, 2012	September 30, 2012
Segment assets:
Total assets for segments	¥6,002,139	¥6,083,553
Cash and cash equivalents, restricted cash and time deposits	934,257	830,301
Allowance for doubtful receivables on direct financing leases and probable loan losses	(136,588)	(117,519)
Other receivables	188,108	178,658
Other corporate assets	478,979	490,408
Assets of certain VIEs	865,935	721,133

Total consolidated assets	¥8,332,830	¥8,186,534

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2011

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥376,957	¥59,166	¥50,972	¥(13,040)	¥474,055
Income before Income Taxes	46,391	13,160	17,399	(1,629)	75,321
For the six months ended September 30, 2012
	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥406,542	¥59,011	¥49,657	¥(4,289)	¥510,921
Income before Income Taxes	66,278	11,835	12,597	(2,711)	87,999

For the three months ended September 30, 2011

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥190,682	¥25,870	¥24,606	¥(4,887)	¥236,271
Income before Income Taxes	22,670	4,834	9,450	551	37,505
For the three months ended September 30, 2012
	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥205,909	¥30,183	¥25,100	¥(1,682)	¥259,510
Income before Income Taxes	29,345	6,757	5,334	(742)	40,694

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the six months and the three months ended September 30, 2011 and 2012.

20.	Subsequent Events

There are no applicable subsequent events.